May 16, 2006

Margaret Fitzgerald
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to Letter dated May 3, 2006

Dear Ms. Fitzgerald:

With regard to your inquiry about Tower Financial Corporation’s Form 10-K for the fiscal year ended December 31, 2005 (File No. 000-25287) as it relates to the Consolidated Statements of Income (page 35), we are pleased to provide the following explanations and clarifications:

The referenced gain item, to which you make reference in your Comment No. 1, reflects an insurance settlement recovery relating to the misappropriation of funds by one of Tower Bank’s mortgage banking employees that was discovered during the first quarter of 2003. The misconduct, which was promptly reported to the FBI and relevant banking regulatory authorities, took the form of the creation of fictitious loans by the miscreant and fraudulent use of those proceeds for personal purposes by drafting bank checks against those loan proceeds. In addition, the former employee applied some of the fraudulent loan proceeds as actual payments on a number of non-performing mortgage loans, for which she had been responsible, as a means of covering up those non-performing loans.

The employee was terminated, law enforcement is dealing with the criminal activity, and Tower Financial Corporation promptly and regularly reported the initial discovery, the establishment of its reserves, its recovery proceedings against the insurance carrier, and the ultimate results. This reporting was reflected both in footnotes to the appropriate financial statements, commencing with the Form 10-Q for the quarter of 2003, filed May 15, 2003, as well as in various quarterly and annual reports thereafter (as more particularly noted below) and as discussion items under Item 4 (“Controls and Procedures”) in the various quarterly reports and in the “Controls and Procedures” section (Item 9A) of the Form 10-K for the year ended December 31, 2003.

More specifically:

Discovery of Defalcation (March 2003)
A conversation overheard by staff members was reported to Compliance, and subsequent follow-up found that an officer of the Bank had made a payment for a mortgage loan customer in violation of a stated prohibition. Permission was granted by the CEO to review the subject’s personal checking account transactions; this review noted some suspicious/questionable transactions. As a result, we requested Baden Gage to conduct a follow-up review to the official checks audit previously concluded. Subsequent investigation initially revealed altered check copies, suspicious check(s) and a payoff misappropriation; a conclusion was made that we had an apparent defalcation.

Facts and circumstances of the activity
The subject created fraudulent loans, misappropriated loan pay-off funds by fraudulently issuing official checks for her own benefit. The employee also used some of the fraudulently obtained funds by applying payments to a few underperforming or non-performing loans to several of her friends, for which she was responsible as the originating loan officer, to conceal these problem loans.

Forensic, enforcement and recovery activities
The referenced employee was immediately suspended and, after investigation, terminated, the case was turned over to the FBI for law enforcement investigation, and registrant engaged a forensic accounting firm as well as outside legal counsel to investigate, quantify the amount of the loss, assist in determining the circumstances that enabled the employee to engage in these activities, and to initiate recovery efforts.

Financial statement footnotes

10Q - March 31, 2003:
Note 4 - Contingency Loss
First quarter 2003 results were adversely affected by total pretax special charges of $720,000 for losses discovered in the Company’s residential mortgage operation. The first quarter 2003 special charges were recorded as a $445,000 addition to the provision for loan losses for unauthorized mortgage loans and a $275,000 addition to other expense for improper mortgage transactions and other unreconciled activity in a mortgage operating account.

During the fourth quarter of 2002, the Company previously recorded a $428,000 addition to other expense as audit results showed stale-dated receivables existed in the mortgage operating account. Further investigation by the Company uncovered unauthorized loans and improper mortgage activity in the operating account. A total of $1,148,000 has been recorded to date to address these identified issues. An employee of the Company was terminated as a result this investigation, and management is currently addressing internal controls. While the investigation into this matter continues, the Company believes it has identified the majority of the losses and it is attempting to recover such losses through collection efforts and fidelity bond insurance.

10Q - June 30, 2003:
Note 4 - Contingency Loss
The first six months of 2003 results were adversely affected by total pretax special charges of $835,000 for losses discovered in the Company’s residential mortgage operation. During the first six months of 2003 special charges were recorded as a $560,000 addition to the provision for loan losses for unauthorized mortgage loans and a $275,000 addition to other expense for improper mortgage transactions and other unreconciled activity in a mortgage operating account.

During the fourth quarter of 2002, the Company recorded a $428,000 addition to other expense as audit results showed stale-dated receivables existed in the mortgage operating account. Further investigation by the Company during the first and second quarter of 2003 uncovered unauthorized loans and improper mortgage activity in the operating account. A total of $1,263,000 in pretax special charges has been recorded to date to address these identified issues. An employee of the Company was terminated as a result of this investigation, and management has made appropriate modifications in the Company’s internal controls. The Company believes that it has substantially completed its investigation into this matter and that it has identified the majority of the resulting losses. The Company has filed and is attempting to recover such losses through fidelity bond insurance and collection efforts.

10Q - September 30, 2003:
Note 4 - Contingency Loss
The first nine months of 2003 results were adversely affected by total pretax special charges of $965,000 ($130,000 in the third quarter) for losses discovered in the Company’s residential mortgage operation. During the first nine months of 2003 special charges were recorded as a $600,000 ($40,000 in the third quarter) addition to the provision for loan losses for unauthorized mortgage loans and a $365,000 ($90,000 in the third quarter) addition to other expense for improper mortgage transactions and other unreconciled activity in a mortgage operating account.

During the fourth quarter of 2002, the Company recorded a $428,000 addition to other expense as audit results showed stale-dated receivables existed in the mortgage operating account. Further investigation by the Company during the first nine months of 2003 uncovered unauthorized loans and improper mortgage activity in the operating account. A total of $1,393,000 in pretax special charges has been recorded to date to address these identified issues. An employee of the Company was terminated as a result of this investigation, and management has made appropriate modifications in the Company’s internal controls. The Company believes that it has substantially completed its investigation into this matter and that it has identified the majority of the resulting losses. The Company has filed and is attempting to recover a portion of such losses through fidelity bond insurance and collection efforts.

10K - December 31, 2003
Results of Operations (Pg 19 - Summary)
The 2003 results reflected a 4.9% growth in net income compared to 2002 despite recording approximately $1,060 of pretax expenses for loan losses and administrative costs during 2003 from previously disclosed unauthorized mortgage activity. The improvement in net income over 2002 was mainly the result of substantial revenue growth. Net interest income in 2003 was $11,765 compared to $10,050 in 2002, an increase of $1,715 due mainly from an increase in loans outstanding. Noninterest income in 2003 was $3,642 compared to $2,954 in 2002, an increase of $688 from further development of the trust business and other fee income-based products including mortgage broker fees as well as $191 from gains on the sale of securities. Offsetting the improvements in revenue during 2003 was a $420 increase from 2002 in the provision for loan losses and a $1,937 increase in noninterest expenses related mainly to infrastructure growth costs for compensation, occupancy and equipment. Approximately one-fourth of the noninterest expense increase over 2002 was related to costs associated with unauthorized mortgage activity

Results of Operations (Pg 23-24: Provision for Loan Losses)
The Company had $1,905 of nonperforming loans at December 31, 2003, an increase of $1,186 from the $719 of nonperforming loans at December 31, 2002. The Company reported $1,671 of net charge-offs, or .47% of average loans during 2003 compared to $500 in net charge offs or .18% of average loans during 2002. While the charge-off results for 2003 reported increases over the 2002 level, $600 of the charge offs was related to the unauthorized mortgage activity previously disclosed.

Results of Operations (Pg 24: Noninterest Expenses)
Noninterest Expense. Noninterest expense totaled $10,353 for the year ended December 31, 2003 compared to $8,416 and $6,638 for the years ended December 31, 2002 and 2001, respectively, an increase of $1,937 or 23.0% over 2002. The increase in expenses is mainly attributable to the infrastructure growth of the Company. This is evidenced by salary and benefit costs, which increased $911, or 19.8%, and occupancy and equipment costs which increased $193, or 18.5%, over their respective 2002 levels. Salary and benefits costs were $5,516 or 53.3% of total expenses for 2003, while occupancy and equipment costs were $1,237 or 12.0% of total expenses. Loan and professional costs increased during 2003 from prior year levels by $386 or 81.9% as the Company mainly incurred administrative costs related to the unauthorized mortgage issue and nonrecurring upfront consulting costs for future loan and fee origination. Other various expense categories increased during 2003, such as marketing, data processing, office supplies and postage, and courier services, but to a lesser dollar amount than those mentioned above. Other expense was $1,172 for 2003, $1,086 for 2002 and a$434 for 2001, which reflected an $86, or 7.9%, increase in 2003 and, $652 or 150.2% increase in 2002, as compared to the prior year. Other expense for both 2003 and 2002 included losses recorded for the unauthorized mortgage activity in the amount of $365 and $428, respectively.

Note 12 - Commitments and Off-Balance Sheet Risk (Pg 50 - Other):
Other: Other expense was $1,172,067 for 2003, $1,086,490 for 2002 and $434,182 for 2001. Other expense for both 2003 and 2002 included losses recorded for unauthorized mortgage activity in the amount of $365,000 and $428,500, respectively.

10Q - March 31, 2004
Note 4 - Contingency Loss
During 2003 the Company discovered losses in its mortgage operations as a result of unauthorized mortgage loans and improper mortgage transactions and other unreconciled activity in a mortgage operating account. During 2003, the Company recorded total pretax charges of $965,000 of which $600,000 was recorded through the provision for loan losses and $365,000 was recorded as additions to other expense. The Company had previously recorded a $428,000 addition to other expense during the fourth quarter of 2002 as audit results showed stale-dated receivables existed in the mortgage operating account. Further investigation by the Company in 2003 uncovered unauthorized loans and improper mortgage activity in the operating account.

An employee of the Company was terminated as a result this investigation, and management made appropriate changes to internal controls during 2003. During 2002 and 2003, a total of $1,393,000 was recorded to address these identified issues excluding any professional expenses needed to investigate, document and support our insurance claim. While the investigation into this matter is concluding, the Company believes it has identified the majority of the losses and it is attempting to recover such losses through collection efforts and fidelity bond insurance.

The majority of the losses detailed above were recorded in the first quarter of 2003 totaling pretax charges of $720,000. The first quarter 2003 charges were recorded as a $445,000 addition to the provision for loan losses for unauthorized mortgage loans and a $275,000 addition to other expense.

10Q - June 30, 2004:
Note 4 - Contingency Loss
In the fourth quarter of 2002, the Company's audit results showed stale-dated receivables existed in a mortgage operating account. Further investigation by the Company during 2003 uncovered unauthorized mortgage loans and improper mortgage activity in the operating account. An employee of the Company was terminated as a result of this investigation, and management made appropriate changes to internal controls in 2003. During 2002 and 2003, a total of $1,393,000 in pretax special charges was recorded to address these identified issues (excluding any professional expenses incurred to investigate, document and support the Company's related insurance claim). The Company believes that it has substantially completed its investigation into this matter and that it has identified the majority of the resulting losses. The Company has filed and is attempting to recover such losses through fidelity bond insurance and collection efforts.

10Q - September 30, 2004:
Note 4 - Contingency Loss
In the fourth quarter of 2002, the Company's audit results showed stale-dated receivables existed in a mortgage operating account. Further investigation by the Company during 2003 uncovered unauthorized mortgage loans and improper mortgage activity in the operating account. An employee of the Company was terminated as a result of this investigation, and management made appropriate changes to internal controls in 2003. During 2002 and 2003, a total of $1.4 million in pretax special charges was recorded to address these identified issues (excluding any professional expenses incurred to investigate, document and support the Company's related insurance claim) and an additional $225,000 of professional expenses have been added through September 30, 2004. The Company believes that it has substantially completed its investigation into this matter and that it has identified the majority of the resulting losses.

Subsequent Event
On November 11, 2004, the Company entered into a settlement agreement with its insurance carrier for $885,000, which will be recorded as miscellaneous income upon receipt. This settlement pertains to the Contingency Loss outlined in Note 4 above. Net funds in the amount of $860,000, $885,000 less a $25,000 deductible, are scheduled to be received by the Company before the end of November 2004

10k - December 31, 2004:
Financial Condition: (pg 16)
During 2004, the Bank experienced $2,011 in net charged-off loans compared to $1,671 of net charge-offs in 2003 and $500 in 2002. The 2004 ratio of net charge-offs to total average loans was 0.52%. Of the loans charged off during 2004, $1,000 was attributable to one commercial credit. Of the loans charged off during 2003, $600 was attributable to the unauthorized mortgage activity loss and $563 was attributable to one commercial credit, which was identified during the year and restructured at year-end.

[NOTE: The $563,000 reference is to an unrelated commercial transaction. (Not part of footnote.)[

Results of Operations (Pg 19 - Summary)
The 2004 results reflected a 38.3% growth in net income compared to 2003. The improvement in net income over 2004 was mainly the result of substantial revenue growth due to loan volume growth along with increases in interest rates during the last six months of the year. Net interest income in 2004 was $14,316 compared to $11,765 in 2003, an increase of $2,551 due mainly from an increase in loans outstanding and the increase in interest rates. Noninterest income in 2004 was $4,274 compared to $3,642 in 2003, an increase of $632. The increase was due primarily to a $285 increase in trust fees and an $860 insurance settlement on the previously disclosed unauthorized mortgage activity. This was offset by a reduction of $486 in loan broker fees due to a reduction in volume from 2003. Offsetting the improvements in revenue during 2004 was a $175 increase from 2003 in the provision for loan losses and a $2,046 increase in noninterest expenses related mainly to infrastructure growth costs for compensation, occupancy and equipment. Additionally, loan and professional expenses increased during 2004 due to administrative expenses relating to the unauthorized mortgage activity and other matters

Results of Operations (Pg 24 - Noninterest income)
Noninterest Income. Noninterest income recorded substantial growth during 2004 as all major categories reflected improved performance. Total noninterest income was $4,274 for the year ended December 31, 2004 compared to $3,642 and $2,954 for the years ended December 31, 2003 and 2002, respectively. Fees from trust services grew 20.3% resulting from an increasing base of accounts and assets under management and was $1,687 for 2004 compared to $1,402 for 2003 and $1,085 in 2002. Mortgage broker fees were $327 during 2004, a decrease of $486 or 59.8% from $813 for 2003. Mortgage broker fees were $782 for 2002. The decrease was attributable to a rising interest rate environment, as well as a decline in the number of applicants due to the high volume in previous years. Deposit service charges remained relatively flat in 2004, showing a decrease of $16 or 2.6% from 2003. Deposit service charges increased $218 or 52.3% between 2003 and 2002. Service charge income increased in 2003 due to an overall expanded account base, a higher level of fees generated on business accounts and increased activity from NSF/OD charges. In November 2004, the Bank received a reimbursement from its insurance carrier against losses recorded for the unauthorized mortgage issue detected in 2002. The reimbursement received was for $860, however the Bank incurred expenses and losses against this claim of $241, $1,055, and $428 in 2004, 2003, and 2002 respectively. Other fee income increased mainly as a result of income generated from bank-owned life insurance (BOLI). In addition to the above, 2004 noninterest income results included $154 in gains on the sale of securities available for sale compared to gains on the sale of securities and loans totaling $191 during 2003 and $276 in 2002.

Results of Operations (Pg 24 - Noninterest expenses)
Noninterest Expense. Noninterest expense totaled $12,399 for the year ended December 31, 2004 compared to $10,353 and $8,416 for the years ended December 31, 2003 and 2002, respectively, an increase of $2,046 or 19.8% during 2004 over 2003. The increase in expenses is mainly attributable to the infrastructure growth of the Company, including the addition of the fourth branch and mortgage loan origination office. This is evidenced by salary and benefit costs, which increased $1,351, or 24.5%, and occupancy and equipment costs which increased $384, or 31.0%, over their respective 2003 levels. Salary and benefits costs were $6,867 or 55.4% of total expenses for 2004, while occupancy and equipment costs were $1,621 or 13.1% of total expenses. Loan and professional costs increased during 2004 from prior year levels by $439 or 51.3%. The increase was attributable to litigation costs related to the unauthorized mortgage issue insurance settlement, increased accounting and auditing fees, nonrecurring upfront consulting costs for future loan and fee origination processes, and legal and accounting expenses related to exploring various strategic alternatives considered by the Company. Other various expense categories increased during 2004, such as marketing, data processing, office supplies and postage, and courier services, but to a lesser dollar amount than those mentioned above. Other expense was $830 for 2004, $1,172 for 2003 and a $1,086 for 2002, which reflected a $342, or 29.2% decrease in 2004 and, $86 or 7.9% increase in 2003, as compared to the prior year. Other expense for both 2003 and 2002 included losses recorded for the unauthorized mortgage activity in the amount of $365 and $428, respectively.

Schedule Related to Expenses and Charge-offs

Year	Charge-offs	Misc. Exp	Admin & Legal	Total
2002	-	428,000	-	428,000
2003	600,000	365,000	90,000	1,055,000
2004	-	-	241,000	241,000

Total	600,000	793,000	331,000	1,724,000

“Controls and Procedures” disclosures in Form 10-Q Item 4 and in Form 10-K (Item 9)
The following disclosure was put into Item 4 of Registrant’s Form 10-Q for the quarter ended March 31, 2003, filed May 15, 2003 (in which the defalcation was discovered):

(a) We maintain a set of disclosure controls and procedures, which are designed to ensure that information required to be disclosed by us in the reports filed by us under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Within the 90 days prior to the filing date of this Quarterly Report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chairman, President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-14 of the Exchange Act. Based on that evaluation, our Chairman, President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

(b) During our most recent evaluation of our internal controls, we discovered
(i) improper transactions and various unreconciled items in a residential mortgage operating account and (ii) unauthorized loans in the residential mortgage loan portfolio resulting in total pretax special charges of $720,000 for the quarter ended March 31, 2003. The Bank believes it has identified the majority of the losses and is attempting to recover such losses through collection efforts and fidelity bond insurance.

In response to these significant deficiencies and material weaknesses in internal controls, bank employees have been assigned to research and identify all improper transactions in the mortgage operating account. Management believes it has identified the source of the problem and, to date, one employee has been terminated. In addition, management has increased the segregation of mortgage operation duties, enhanced the mortgage loan approval process and continues to evaluate existing mortgage operations and processes for future improvements in internal controls. The Company has also enhanced its internal audit function. Periodic updates and summary reports will be provided to the Audit Committee which has oversight responsibility for implementing appropriate corrective actions. There have been no other significant changes in our internal controls or other factors that could significantly affect those controls subsequent to the date of our evaluation

The Item 4 Controls and Procedures disclosure was updated for the Form 10-Q for the period ended June 30, 2003, filed August 14, 2003 (during which the investigation was ongoing), in pertinent part, as follows:

During our first quarter evaluation of our internal controls, we discovered (i) improper transactions and various unreconciled items in a residential mortgage operating account and (ii) unauthorized loans in the residential mortgage loan portfolio that have resulted in total pretax special charges of $835,000 for the six months ended June 30, 2003. The Bank believes it has substantially completed its investigation into this and that it has identified the majority of the losses. The Company has filed and is attempting to recover such losses through fidelity bond insurance and collection efforts.

In response to these significant deficiencies and material weaknesses in internal controls discovered in the first quarter 2003, bank employees were assigned to research and identify all improper transactions in the mortgage operating account. Management believes it implemented modifications to the internal controls during the first quarter that identified the source of the problem and, to date, one employee has been terminated. In addition, management increased the segregation of mortgage operation duties and enhanced the mortgage loan approval process. The Company also enhanced its internal audit function. Periodic updates and summary reports have been and will continue to be provided to the Audit Committee, which has oversight responsibility for implementing appropriate corrective actions and the Company continues to evaluate existing mortgage operations and processes for future improvements in internal controls.

There were no changes in our internal controls over financial reporting during our second quarter 2003 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

The Item 4 Controls and Procedures disclosure was updated for the Form 10-Q for the period ended September 30, 2003, filed November 14, 2003 (during which the investigation was ongoing), in pertinent part, as follows:

During our first quarter evaluation of our internal controls, we discovered (i) improper transactions and various unreconciled items in a residential mortgage operating account and (ii) unauthorized loans in the residential mortgage loan portfolio that have resulted in total pretax special charges of $965,000 for the nine months ended September 30, 2003. Management believes it has substantially completed its investigation into this and that it has identified the majority of the losses. The Company has filed and is attempting to recover a portion of such losses through fidelity bond insurance and collection efforts.

In response to the significant deficiencies and material weaknesses in internal controls discovered in the first quarter 2003, bank employees were assigned to research and identify all improper transactions in the mortgage operating account. Management believes it implemented modifications to the internal controls during the first quarter that identified the source of the problem and, to date, one employee has been terminated. In addition, management increased the segregation of mortgage operation duties and enhanced the mortgage loan approval process. The Company also enhanced its internal audit function. Periodic updates and summary reports have been and will continue to be provided to the Audit Committee, which has oversight responsibility for implementing appropriate corrective actions and the Company continues to evaluate existing mortgage operations and processes for future improvements in internal controls.

There were no changes in our internal controls over financial reporting during our third quarter 2003 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

By the end of 2003, as reflected in the Annual Report on Form 10-K filed by Registrant in March 2004, the disclosure reflects no further change in Registrant’s internal control over financial reporting during the fourth quarter of 2003. This text appears below:

We maintain a set of disclosure controls and procedures, which are designed to ensure that information require to be disclosed by us in the reports filed by us under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. As of December 31, 2003, we carried out an evaluation, under the supervision and with the participation of our management, including our Chairman, President and Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-14 of the Exchange Act. Based on that evaluation, our Chairman, President and Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective. There was no change in our internal control over financial reporting during the fourth quarter of our 2003 fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Steps and procedures to mitigate likelihood of recurrence
The mortgage accounting function has been segregated from the mortgage origination function, with originators no longer having check signing ability. Dual control has been established over check supply and issuance. Check-signing authority has been granted to a limited number of staff (the CEO, President, CFO and Controller) and is subject to scrutiny of supporting documentation and appropriate loan approvals. A title company conducts all mortgage closings. Accounting controls have been established over checks issued and loans in process; reconciliations are completed on a regular basis (daily/weekly). Audits of new loans to underlying loan documentation packages are conducted. An official “whistleblower” program has been adopted.

Conclusion
In November 2004, a final settlement was reached with our insurance company, wherein, TOFC received $860,000 in full payment for our claim. We assigned all rights to action against the former employee to the insurance company, and no further actions, expenses, or exposures are noted beyond the 4th quarter 2004.

As requested, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings. Further, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact our outside legal counsel, Robert S. Walters, at 260-423-8905 with any questions or additional information requests.

Sincerely,

\s\: Michael D. Cahill

Michael D. Cahill, CPA
Executive Vice President and Chief Financial Officer

CC:	Donald F. Schenkel, Chairman and Chief Executive Officer
Robert S. Walters, Esq., Legal Counsel